August 11, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-5973

Attention:	Linda Cvrkel, Branch Chief
Effie Simpson John Stickel Nolan McWilliams

RE:	Armco Metals Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013 Filed April 4, 2014 File No. 001-34631

Dear Ms. Cvrkel:

Armco Metals Holdings, Inc. (the “Company”) is in receipt of the staff’s comment letter dated July 14, 2014. Following are the Company’s responses to the staff’s comments contained in such letter. Contemporaneously, the Company has filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2013.

Form 10-K for the year ended December 31, 2013

Risk Factors, page 11

1.	We note your disclosure in the introductory paragraph that “[s]ome of these risks are described below.” Please clarify that you have discussed all known material risks.

RESPONSE:

All known material risk factors were included in the Form 10-K. We have eliminated the mitigating language in the first paragraph of Amendment No. 1. Please see page 11.

We operate in a business that is cyclical, page 12.

2.

So that investors can better assess the specific risks described, please quantify the impact of weakening demand and price for scrap metal and overcapacity in this market have had on you. Refer to your discussion on pages 21-22 of MD&A.

RESPONSE:

We have revised the cited risk factor to quantify the impact of weakening demand and price for scrap metal and overcapacity in the market as requested. Please see page 12 of Amendment No. 1.

U.S. Securities and Exchange Commission

August 11, 2014

Our Business and Recent Developments, page 21

3.

Please discuss in greater detail the new business model that you implemented in 2013, including how it differs from your prior business model, how the process involves you business partners and customers, how you will lower your market risks by sharing them with your customers, and how it will increase your sales with less or no additional working capital.

RESPONSE:

Amendment No. 1 has been revised to discuss in greater detail our new business model, including the factors cited in the staff’s comment. Please see pages 8 and 22 of Amendment No. 1.

4.

You state on page 8 that CNBM, which accounted for 9.4% of your total revenue for 2013, was unable to perform on its contract during December 2013 and the first quarter of 2014 due to deteriorating market conditions and strict public finance and monetary policy in China. Discuss the known trends and uncertainties associated with CNBM’s non-performance and the risks to you if it will be unable to perform going forward. Please similarly revise the second risk factor on page 14.

RESPONSE:

Amendment No. 1 has been revised as requested to discuss the known trends and uncertainties associated with CNBM’s non-performance. Please see page8. We have also revised the risk factors as requested. Please see page14.

Nominating and Corporate Governance Committee, page 39

5.

Refer to your response to comment 1 of our letter dated November 11, 2010. Please discuss whether, and if so how, your nominating and governance committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

RESPONSE:

Among the factors that the committee considers when evaluating proposed nominees are their knowledge and experience in business matters and in the metals and recycling industry, finance, capital markets and mergers and acquisitions. When identifying nominees to serve ad director, while we do not have a policy regarding the consideration of diversity in selecting directors, the Nominating and Corporate Governance Committee seeks to create a board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. The committee is under no obligation to formally respond to recommendations, although as a matter of practice, every effort is made to do so.

We have revised Amendment No. 1 to include the requested additional disclosure. Please see page39.

Note 13 Derivative Instruments and the Fair Value of Financial Instruments, page F-26

6.

We note from the table included on page F-30 and from your statement of operations that the Company recognized a negative mark to market adjustment of $306,505 in connection with its derivative shares and warrants during 2012 as compared to a positive mark to market adjustment of $930,517 during 2013. Please explain the changes in facts or circumstances and related assumptions that resulted in recognition of (i) a mark to market gain during 2013 versus (ii) a mark to market loss during 2012.

RESPONSE:

(i) A mark to market gain during 2013

U.S. Securities and Exchange Commission

August 11, 2014

On January 28, 2013, the Company completed a public registered direct offering of an aggregate of 3,242,712 shares of the Company’s Common Stock, at a purchase price of $0.50 per share (the “January 2013 Offering”).

Pursuant to Section 12 of the Subscription Agreement and Section 6 of the Warrants (the “2008 Offering”), as a result of the January 2013 Offering, the Investors of the 2008 Offering is now entitled to adjustments to the terms and conditions of the 2008 Warrants (the “2008 Warrants”) consisting of the followings:

(a)	a lowered exercise price of $0.50 per share instead of $5.00 per share with respect to the unexercised and outstanding portion of the Warrants; and

(b)

increased number of Warrant Shares, which shall cause (i)(x) the total number of new Warrant Shares pursuant to the unexercised and outstanding portion of the Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the dollar amount of (ii)(x) the total number of old Warrant Shares pursuant to the unexercised and outstanding portion of the Warrant before adjustment, multiplied by (y) the total Exercise Price before adjustment, i.e. 10 times of the unexercised and outstanding portion of the Warrant prior to such adjustment.

The Company reclassified warrants to purchase 1,031,715 common shares from non-derivative to derivative and related fair value of approximate $623,809 at January 11, 2013 from additional paid-in capital to derivative liability to reflect the re-instatement of the derivative feature of these warrants.

A mark to market gain during 2013 (a decrease in the derivative liability) was a primarily a function of the expiration of the derivative warrants which expired in July, 2013. Combining the fair value of derivative warrants of $306,708 at the end of 2012 plus the fair value of the additional warrants issued in January 2013 of $623,809, results in a positive mark to market adjustment of $930,517.

(ii) A mark to market loss during 2012

A mark to market loss during 2012 (an increase in the derivative liability) was primarily a function of an increase in the stock price. The stock price increased from $0.28 per share at beginning of the year to $0.48 per share at the end of the year, resulting in an increase in the derivative liability of $306,708.

Note 15 Stockholder’s Equity, page F-37

7.

We note from the disclosure included in Note 15 that the Company has had numerous transactions in which shares of common stock were issued for services during 2013 and 2012. Please tell us and revise your disclosure to describe how the shares issued in each of the stock-based compensation transactions disclosed in Note 15 were valued. The disclosures in your quarterly report on Form 10-Q for the quarter ended March 31, 2014 should be similarly revised.

RESPONSE:

The Company accounts for share-based payment transactions issued to employees under the guidance of the Topic 718 Compensation—Stock Compensation of the FASB Accounting Standards Codification (“ASC Topic 718”).

Pursuant to ASC Paragraphs 718-10-30-2 and 718-10-30-3 a share-based payment transaction with employees shall be measured based on the fair value of the equity instruments issued and an entity shall account for the compensation cost from share-based payment transactions with employees in accordance with the fair value-based method, i.e., the cost of services received from employees in exchange for awards of share-based compensation generally shall be measured based on the grant-date fair value of the equity instruments issued or the fair value of the liabilities incurred/settled.

U.S. Securities and Exchange Commission

August 11, 2014

Pursuant to ASC Paragraphs 718-10-30-6 and 718-10-30-9 the measurement objective for equity instruments awarded to employees is to estimate the fair value at the grant date of the equity instruments that the entity is obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments (for example, to exercise share options). That estimate is based on the share price and other pertinent factors, such as expected volatility, at the grant date. As such, the fair value of an equity share option or similar instrument shall be estimated using a valuation technique such as an option pricing model. For this purpose, a similar instrument is one whose fair value differs from its intrinsic value, that is, an instrument that has time value.

The Company uses the grant-date share price of its common stock to measure the fair value of the common shares issued as its common shares are traded in NYSE MKT, one of the national exchanges.

The Company will revise the disclosures in its future filings starting in its quarterly report on Form 10-Q for the quarter ended June 30, 2014.

Form 10-Q for the period ended March 31, 2014

Note 2 Significant and Critical Accounting Policies and Practices, page F-8

Net Income (Loss) per Common Share, page F-11

8.

We note the disclosure indicating that for the periods presented, the computation of diluted earnings per share equaled basic loss per share as the inclusion of any dilutive instruments would have had an antidilutive effect on the earnings per share calculation in the periods presented. Please revise to disclose the number of outstanding stock options, stock warrants and shares issuable pursuant to convertible debt instruments that could potentially dilute your basic earnings per share in future periods but that were excluded from your diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in ASC 260-10-50-1.

RESPONSE:

Your comment is duly noted. The Company will revise to disclose the number of outstanding stock options, stock warrants and shares issuable pursuant to convertible debt instruments that could potentially dilute its basic earnings per share in future filings starting in its quarterly report on Form 10-Q for the quarter ended June 30, 2014 but that were excluded from its diluted earnings per share for the periods presented because their impact was anti-dilutive.

Note 7 Loans and Convertible Notes Payable, page F-13

9.

We note from the disclosure on page F-14 that in January and February of 2014 the Company and its subsidiary entered into note exchange agreements with certain lenders pursuant to which the Company exchanged the loan contracts for 8% convertible notes of approximately $5.3 million, net of discount of $1.3 million, which represented the remaining principal balance due under the loan contracts. We also note that the convertible notes are convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price of $0.317 per share. Please tell us and (i) explain in the notes to your financial statements how you determined the conversion price associated with the convertible notes and (ii) indicate whether it represented a beneficial conversion feature at the time the exchange occurred. (iii) If the notes provided for a beneficial conversion feature, please explain how this beneficial conversion feature is being accounted for in your financial statements.

RESPONSE:

(i) How the conversion price associated with the convertible notes was determined:

U.S. Securities and Exchange Commission

August 11, 2014

On December 2, 2013, the Company and the note holders reached tentative agreements whereby the note holders agreed to exchange the notes payable to convertible notes payable convertible to common shares at $0.317 per share, the close share price of the Company’s common shares on December 2, 2013 subject to the approval of the stockholders and the board of directors of the Company.

(ii) Whether it represented a beneficial conversion feature at the time the exchange occurred:

The conversion price of $0.317 per share did not represent a beneficial conversion feature as the convertible notes issued on January 13, 2014 and February 4, 2014 (“2014 Investor Notes” - $5,554,467 with a conversion price of $0.317 and maturity date of October 2014) were tainted (“Tainted Notes”) by the derivative features of the Asher and Hanover Notes (due to the indeterminate number of shares).

(iii) If the notes provided for a beneficial conversion feature, please explain how this beneficial conversion feature is being accounted for in your financial statements:

The notes did not provide a beneficial conversion feature.

Note 16 Subsequent Events, page F-36

10.

We note the disclosure indicating that on April 15, 2014, the Company entered into a Share Exchange Agreement with Draco Resources, Inc. pursuant to which the Company plans to acquire 100% of the issued and outstanding capital stock of Draco Resources in exchange for the Company's common stock valued at $51,615,000 based on the closing market price of its common stock on the exchange prior to the date of the Agreement and a Series C stock purchase warrant. We also note that upon the completion of the acquisition, the number of shares which Draco Resources Shareholders will receive from the Company will represent approximately 74.64% of the issued and outstanding common stock of the Company. Please tell us and explain in the notes to your financial statements your planned accounting treatment for this transaction. As part of your response and your revised disclosure, please indicate which party to this transaction has been identified as the accounting acquirer and explain in detail the basis or rationale for your conclusion.

RESPONSE:

On April 15, 2014, the Company entered into a Share Exchange Agreement with Draco Resources, Inc. pursuant to which the Company plans to acquire 100% of the issued and outstanding capital stock of Draco Resources in exchange for the Company's common stock valued at $51,615,000 based on the closing market price of its common stock on the exchange prior to the date of the Agreement and a Series C stock purchase warrant. Upon the completion of the acquisition, the number of shares which Draco Resources Shareholders will receive from the Company will represent approximately 74.64% of the issued and outstanding common stock of the Company immediately post acquisition.

As a result of the controlling financial interest of the former stockholder of Draco, for financial statement reporting purposes, the share exchange between the Company and Draco will be treated as a reverse acquisition with Draco deemed the accounting acquirer and the Company deemed the accounting acquiree under the acquisition method of accounting in accordance with section 805-10-55 of the FASB Accounting Standards Codification upon consummation of the Share Exchange Agreement.

11.

In a related matter, please tell us and revise the notes to your financial statements to explain how the Company plans to account for the aggregate 1,200,000 post-split shares that will be issued to two finders in connection with the Draco Acquisition transaction as described on page 6 of MD&A.

RESPONSE:

The Company will account for the aggregate 1,200,000 post-split shares that will be issued to two finders in connection with the Draco Acquisition transaction as part of the reverse acquisition and recapitalization.

U.S. Securities and Exchange Commission

August 11, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview Our Business and Recent Developments, page 4

12.

We note your discussion on pages 4 and 5 of MD&A of the adverse conditions in the iron and steel industry and the declines in prices of major metal ores that have occurred during the first quarter of 2014 and which have adversely impacted your business and results of operations during this period. Given these unfavorable market conditions during the first quarter of 2014, as well s the fact that your sales, gross profit and net loss declined for the quarter ended March 31, 2014 as compared to the comparable period of the prior year, please tell us whether you performed an updated interim impairment test of your long-lived assets pursuant to the guidance in Topic ASC 360-10-35-21. If not, please explain in detail why you did not believe the unfavorable market conditions described in MD&A and the related unfavorable changes in your consolidated results of operations, did not represent a significant adverse change in business climate that could affect the value of the assets and which would trigger an updated impairment analysis pursuant to ASC Topic 360-10. We may have further comment upon review of your response.

RESPONSE:

The Company performed an updated interim impairment test of our long-lived assets pursuant to the guidance in Topic ASC 360-10-35-21. The Company considered the following events or changes in circumstances listed in ASC 360-10-35-21, which may trigger an impairment review:

(a)	A significant decrease in the market price of a long-lived asset (asset group): Not applicable.
(b)	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition: Not applicable.
(c)

A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator: The Management believes that the Chinese economy has been experiencing an economic cycle and the unfavorable market conditions described in MD&A and the related unfavorable changes in our consolidated results of operations was temporary. In a bid to tackle overcapacity, China's State Council has already released a guideline in October 2013, tightening control of capacity expansion and phasing out obsolete plants that fail to meet environment protection standards, which presents the opportunity for the Company's recycling business. The Company's gross margin has increased to 9.3% from 8.5% for the three months ended June 30, 2014 in comparison with the same period of the prior year. The Company had net cash provided by operating activities of $3,728,668 for the six months ended June 30, 2014 in comparison with net cash used in operating activities of ($2,078,664) for the same period of the prior year.

(d)	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group): Not applicable;
(e)

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group): Not applicable as (i) the Company had income from operations of $855,764 for the year ended December 31, 2012 and (ii) the Company had net cash provided by operating activities of $3,728,668 for the six months ended June 30, 2014 in comparison with net cash used in operating activities of ($2,078,664) for the same period of the prior year.

(f)

A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life: Not applicable as the Management intends to operate the asset for the asset's remaining depreciable life.

The Management concluded that the unfavorable market conditions described in MD&A and the related unfavorable changes in your consolidated results of operations was temporary and did not represent a significant adverse change in business climate that could affect the value of the assets.

U.S. Securities and Exchange Commission

August 11, 2014

We trust the foregoing responds to the staff’s comments. The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Fengtao Wen
Fengtao Wen
Chief Financial Officer